600 Portland Ave. S.

Minneapolis, MN 55415-1665

800-847-4836 • thrivent.com

April 19, 2021

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

200 Vesey Street, Suite 400

New York, NY 10281

Re:	Thrivent Mutual Funds

Thrivent Core Funds

Thrivent Cash Management Trust

(each, a “Registrant”)

File Nos. 811-05075, 811-23149, 811-21622

Dear Ms. Rotter:

In a telephone conversation on March 30, 2021, you provided comments regarding the Registrants’ filings on Form N-CSR for the year ended October 31, 2020. Below is a description of the comments you provided and the Registrants’ responses.

1.

Certain funds had exposure to derivatives during the last fiscal year-end. However, the Management’s Discussion of Fund Performance (“MDFP”) does not discuss the effect of derivatives on the performance on the fund. If the performance was materially impacted by the exposure, there should be a discussion of the impact in the MDFP. Please explain why no discussion regarding the impact of derivatives was included in the MDFP. Examples of such funds include Thrivent Global Stock Fund, Thrivent International Allocation Fund, and Thrivent Core International Equity Fund.

The Registrant notes that while certain funds had exposure to derivatives during the last fiscal year-end, the impact of derivatives was only discussed in the MDFP if the derivatives had a material impact on performance. For most funds, including those referenced as examples, derivatives were primarily used to more efficiently adjust exposures to asset classes, provide liquidity to meet redemptions, or manage risk through the use of index futures. Most Thrivent funds do not utilize derivatives as a primary driver of investment performance or as a deliberate alpha seeking investment strategy. If derivatives materially impact a fund’s performance in the future, the impact will be discussed in the MDFP.

2.

Thrivent Large Cap Growth Fund has been identified in the annual report as a non-diversified fund. However, it appears the fund has been operating as a diversified fund. If the fund has been operating as a diversified fund for more than three years, please confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified.

As of December 31, 2020, and March 30, 2021, Thrivent Large Cap Growth Fund was operating as a non-diversified fund because greater than 5% of the fund’s assets were invested in single issuers, in excess of 25% of the fund. The fund converted from a diversified fund to a non-diversified fund on August 9, 2019, pursuant to a shareholder vote. If the fund operates as a diversified fund for more than three years, it will seek shareholder approval if needed to change its status to operate as a non-diversified fund.

3.

The N-CSR filed in EDGAR for Thrivent Mutual Funds appears to be a redlined version for Item 4. Please review the N-CSR on file and confirm in correspondence that an amended N-CSR will be filed and the certification updated as well.

The N-CSR for the Thrivent Mutual Funds was inadvertently filed with a redline version for Item 4. An amended N-CSR will be filed, and the accompanying certification updated.

4.

Thrivent Large Cap Growth Fund notes in its MDFP that the fund’s benchmarks are the Russell Growth Index and the S&P 500 Growth Index. The line graph notes that the benchmarks are the Russell 1000 Growth Index and the S&P 500 Growth Index. In the previous N-CSR, the fund’s benchmark was the S&P 500 Growth Index. Please explain in correspondence the discrepancy between the disclosures.

The MDFP of the Thrivent Large Cap Growth Fund inadvertently indicated the name of the fund’s benchmark as the Russell Growth Index instead of the Russell 1000 Growth Index. The data presented in the MDFP accurately reflected the Russell 1000 Growth Index and the MDFP naming convention will reflect the Russell 1000 Growth Index in the future. In the fund’s most recent prospectus dated February 28, 2020, the Russell 1000 Growth Index was disclosed in addition to the S&P 500 Growth Index to serve as benchmarks for the fund.

5.

The Thrivent Income Fund notes in its MDFP that the fund’s benchmarks are the Bloomberg Barclay’s US Corporate Bond Index and the Bloomberg Barclay’s US Aggregate Bond Index. In the prospectus dated February 28, 2020, the fund disclosed that it “now compares its returns to the Bloomberg Barclay’s US Corporate Bond Index.” In its previous N-CSR, the fund’s benchmark was disclosed as the Bloomberg Barclay’s US Aggregate Bond Index. In the N-CSR for October 31, 2020, the line graph notes that the benchmark is the Bloomberg Barclay’s US Aggregate Bond Index. Please explain in correspondence how the graph complies with Item 27 of Form N-1A.

The MDFP of the Thrivent Income Fund mistakenly omitted the Fund’s new benchmark, the Bloomberg Barclay’s US Corporate Bond Index, from the Growth of $10,000 investment line graph. The Growth of $10,000 investment line graph will reflect the Bloomberg Barclay’s US Corporate Bond Index in the future.

6.

Please confirm in correspondence that there are no components of accrued expenses and other liabilities that should be separately classified on the Statement of Assets and Liabilities for Thrivent Low Volatility Equity Fund and Thrivent Mid Cap Growth Fund.

No components of accrued expenses and other liabilities for Thrivent Low Volatility Equity Fund or Thrivent Mid Cap Growth Fund were material enough to warrant being separately classified.

7.

For Thrivent High Income Municipal Bond Fund, please confirm in correspondence that any category of other expenses that exceeds 5% of total expenses have been separately identified on the Statement of Operations in accordance with Rule 6-07 of Regulation S-X.

Although other expenses exceeded 5% of Thrivent High Income Municipal Bond’s total expenses, the Registrant confirms that no single category of other expenses exceeded 5% of the fund’s total expenses.

8.

The Statement of Assets and Liabilities for Thrivent Mutual Funds, Thrivent Core Funds and Thrivent Cash Management Trust notes a contingent liabilities account with an accompanying footnote that notes “Contingent liabilities accrual. Additional information can be found in the accompanying Notes to Financial Statements.” Please explain in correspondence which specific note in the Notes to Financial Statements provide the disclosure referenced in the footnote on the Statement of Assets and Liabilities.

While none of the funds carry a balance for their contingent liabilities account, we include the accompanying footnote pursuant to SEC feedback previously received directing the Registrant to bring disclosures in compliance with Regulation S-X, Section 210.6-04. Contingent liabilities are further discussed under the ‘Loss Contingencies’ and ‘Accounting Estimates’ sections of footnote‘(2) Significant Accounting Policies’.

9.	Please explain in correspondence whether Thrivent Core Funds has a website. If yes, please provide a link to such website.

Thrivent Core Funds does not have a website because these funds are only sold to other Thrivent funds and Thrivent’s insurance general account. Since these funds are not available to the public, they are not shown on Thrivent’s mutual funds website in order to avoid confusion.

Please contact me at (612) 844-7190 if I can provide any additional information or if you would like to discuss further.

Sincerely,

/s/ John D. Jackson

John D. Jackson
Chief Legal Officer and Secretary
Thrivent Mutual Funds
Thrivent Core Funds
Thrivent Cash Management Trust